UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

STEMLINE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

85858C107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85858C107

1	Name of Reporting Persons. Ivan Bergstein

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only.

4	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power. 2,990,499

	6	Shared Voting Power. 0

	7	Sole Dispositive Power. 2,990,499

	8	Shared Dispositive Power. 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,990,499

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).☐

11	Percent of Class Represented by Amount in Row (9). 10.0%*

12	Type of Reporting Person IN

* Based on 29,877,026 shares outstanding as of February 14, 2018, which is the sum of (i) 28,971,907 Common Shares reported outstanding as of January 23, 2018 based on information provided by the Company to the reporting person and (ii) 905,119 Common Shares underlying options to purchase Common Shares held by the reporting person that are exercisable within 60 days.

Item 1(a).	Name of Issuer: Stemline Therapeutics, Inc. (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are located at 750 Lexington Avenue, Eleventh Floor, New York, NY 10022.

Item 2(a).	Name of Person Filing: Ivan Bergstein
Item 2(b).	Address of Principal Business Office, or, if none, Residence: The individual’s principal executive offices are located at 750 Lexington Avenue, Eleventh Floor, New York, NY 10022.
Item 2(c).	Citizenship: United States of America.
Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value, (the “Common Shares”).
Item 2(e).	CUSIP Number: 85858C107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
As of the date hereof:
	(a)	Amount beneficially owned: Ivan Bergstein beneficially owns 2,990,499 Common Shares.
(b)

Percent of class:

The Common Shares beneficially owned by Ivan Bergstein represent 10.0%** of the Company’s outstanding Common Shares, based on 29,877,026 shares outstanding as of February 14, 2018, which is the sum of (i) 28,971,907 Common Shares reported outstanding as of January 23, 2018 based on information provided by the Company to the reporting person and (ii) 905,119 Common Shares underlying options to purchase Common Shares held by the reporting person that are exercisable within 60 days.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: Ivan Bergstein has the sole power to vote or direct the vote of the 2,990,499 Common Shares that he beneficially owns.
		(ii)	Shared power to vote or to direct the vote: Ivan Bergstein does not share his power to vote or direct the vote of any Common Shares that he beneficially owns.
		(iii)	Sole power to dispose or direct the disposition of: Ivan Bergstein has the sole power to dispose or direct the disposition of the 2,990,499 Common Shares that he beneficially owns.
		(iv)	Shared power to dispose or to direct the disposition of: Ivan Bergstein does not share his power to dispose of or direct the disposition any Common Shares that he beneficially owns.

**The reporting person beneficially owns 2,990,499 Common Shares which constitute approximately 10.0% of the Company’s outstanding Common Shares. This is based on 29,877,026 shares outstanding as of February 14, 2018, which is the sum of (i) 28,971,907 Common Shares reported outstanding as of January 23, 2018 based on information provided by the Company to the reporting person and (ii) 905,119 Common Shares underlying options to purchase Common Shares held by the reporting person that are exercisable within 60 days.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

By:	/s/ Ivan Bergstein, M.D.

Name:	Ivan Bergstein, M.D.

Title:	Chairman, President and Chief Executive Officer